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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 6)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

3PAR INC.
(Name of Subject Company (Issuer))

Rio Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88580F 10 9
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501		Christopher E. Austin Benet J. O'Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,385,649,990	$170,097

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) 63,278,384 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $33.00 per share, which is the offer price, plus (ii) $260,394,616, which is the intrinsic value of the outstanding options (i.e., the excess of $33.00 over the per share exercise price).

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$170,097	Filing Party:	Hewlett-Packard Company
Form or Registration No.:	Schedule TO-T	Date Filed:	September 7, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 88580F109

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Company (I.R.S. Identification No. 94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 1000
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 1000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this "Amendment No. 6"), filed with the Securities and Exchange Commission (the "SEC") on September 27, 2010, amends the Tender Offer Statement on Schedule TO (as amended and restated, the "Schedule TO") filed with the SEC on August 27, 2010 by Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $33.00 per Share, net to the seller in cash without interest thereon and subject to reduction for any federal back-up withholding or other taxes. All capitalized terms used in this Amendment No. 6 and not otherwise defined have the respective meanings ascribed to them in the Second Amended and Restated Offer to Purchase (the "Second A&R Offer to Purchase"), dated September 7, 2010 and in the related Second Amended and Restated Letter of Transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(Q) and (a)(1)(R), respectively.

        The information in the Second A&R Offer to Purchase and related Second Amended and Restated Letter of Transmittal is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1-11.

        The Second A&R Offer to Purchase is hereby amended and supplemented by including the following:

        "The Offer expired at 12:00 midnight, New York City time, on Friday, September 24, 2010. The Depositary for the Offer has advised HP and Purchaser that, as of such time, an aggregate of approximately 55.9 million Shares were validly tendered into, and not withdrawn from, the Offer, representing approximately 87.8% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

        In accordance with the Agreement and Plan of Merger, dated as of September 2, 2010, by and among Purchaser, HP and 3PAR, Purchaser exercised the Top-Up Option on September 27, 2010. The exercise of the Top-Up Option allowed Purchaser to purchase directly from 3PAR a number of additional Shares that, when combined with the Shares purchased in the Offer, was sufficient to give Purchaser ownership of 100 Shares more than 90% of the outstanding Shares. Exercise of the Top-Up Option thus permitted a short-form merger of Purchaser with 3PAR under Delaware law, which was completed on September 27, 2010. Purchaser paid $33.00 per Share by delivering cash and a promissory note as payment for the Shares purchased under the Top-Up Option.

        As part of the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than Shares owned by HP, Purchaser or 3PAR, or direct or indirect wholly-owned subsidiaries of HP, Purchaser or 3PAR, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 15—"Certain Legal Matters—Appraisal Rights") was converted into the right to receive $33.00 per Share, net to the seller in cash without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

        The full text of the press release with regard to the expiration of the Offer , exercise of the Top-Up Option and Merger is filed as Exhibit (a)(1)(W) hereto and is incorporated herein by reference."

Item 12.    Exhibits.

(a)(1)(W)	Text of press release issued by HP on September 27, 2010.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel & Assistant Secretary
Rio Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: September 27, 2010

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2010 (1)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)
(a)(1)(F)	Text of press release issued by HP on August 23, 2010 (6)
(a)(1)(G)	Text of press release issued by HP on August 26, 2010 (7)
(a)(1)(H)	Form of summary advertisement, published August 27, 2010, in The Wall Street Journal (8)
(a)(1)(J)	Amended and Restated Offer to Purchase, dated August 27, 2010 (9)
(a)(1)(K)	Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (10)
(a)(1)(L)	Amended and Restated Form of Notice of Guaranteed Delivery (11)
(a)(1)(M)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (12)
(a)(1)(N)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (13)
(a)(1)(O)	Text of press release issued by HP on August 27, 2010 (14)
(a)(1)(P)	Text of press release issued by HP on September 2, 2010 (15)
(a)(1)(Q)	Second Amended and Restated Offer to Purchase, dated September 7, 2010 (16)
(a)(1)(R)	Second Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (17)
(a)(1)(S)	Second Amended and Restated Form of Notice of Guaranteed Delivery (18)
(a)(1)(T)	Second Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (19)
(a)(1)(U)	Second Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (20)
(a)(1)(V)	Text of press release issued by HP and 3PAR on September 2, 2010 (21)
(a)(1)(W)	Text of press release issued by HP on September 27, 2010
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR (22)
(d)(2)	Form of Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR (23)

(d)(3)	Confidentiality Agreement, dated as of August 24, 2010, by and between HP and 3PAR (24)
(d)(4)	Amended and Restated Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR (25)
(d)(5)	Form of offer letter from HP to Steve Crimi, dated August 31, 2010 (26)
(d)(6)	Form of offer letter from HP to Randy Gast, dated August 31, 2010 (27)
(d)(7)	Form of offer letter from HP to Adriel Lares, dated August 31, 2010 (28)
(d)(8)	Form of offer letter from HP to Craig Nunes, dated August 31, 2010 (29)
(d)(9)	Form of offer letter from HP to Jeff Price, dated August 31, 2010 (30)
(d)(10)	Form of offer letter from HP to Jeanette Robinson, dated August 31, 2010 (31)
(d)(11)	Form of offer letter from HP to David Scott, dated August 31, 2010 (32)
(d)(12)	Form of offer letter from HP to Alastair Short, dated August 31, 2010 (33)
(d)(13)	Form of offer letter from HP to Ashok Singhal, dated August 31, 2010 (34)
(d)(14)	Form of offer letter from HP to Peter Slocum, dated August 31, 2010 (35)
(d)(15)	Form of offer letter from HP to Rusty Walther, dated August 31, 2010 (36)
(d)(16)	Form of offer letter from HP to Randall Weigel, dated August 31, 2010 (37)
(d)(17)	Agreement and Plan of Merger, dated September 2, 2010, by and among Purchaser, HP and 3PAR (38)
(d)(18)	Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR (39)
(d)(19)	Offer letter from HP to Steve Crimi, dated September 15, 2010 (40)
(d)(20)	Offer letter from HP to Randy Gast, dated September 15, 2010 (41)
(d)(21)	Offer letter from HP to Adriel Lares, dated September 15, 2010 (42)
(d)(22)	Offer letter from HP to Craig Nunes, dated September 15, 2010 (43)
(d)(23)	Offer letter from HP to Jeff Price, dated September 15, 2010 (44)
(d)(24)	Offer letter from HP to Jeanette Robinson, dated September 15, 2010 (45)
(d)(25)	Offer letter from HP to David Scott, dated September 20, 2010 (46)
(d)(26)	Offer letter from HP to Alastair Short, dated September 15, 2010 (47)
(d)(27)	Offer letter from HP to Ashok Singhal, dated September 15, 2010 (48)
(d)(28)	Offer letter from HP to Peter Slocum, dated September 15, 2010 (49)
(d)(29)	Offer letter from HP to Rusty Walther, dated September 15, 2010 (50)
(d)(30)	Offer letter from HP to Randall Weigel, dated September 15, 2010 (51)
(d)(31)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Steve Crimi, dated September 15, 2010 (52)
(d)(32)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randy Gast, dated September 15, 2010 (53)

(d)(33)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Adriel Lares, dated September 15, 2010 (54)
(d)(34)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Craig Nunes, dated September 15, 2010 (55)
(d)(35)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeff Price, dated September 15, 2010 (56)
(d)(36)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeanette Robinson, dated September 15, 2010 (57)
(d)(37)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and David Scott, dated September 15, 2010 (58)
(d)(38)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Alastair Short, dated September 15, 2010 (59)
(d)(39)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Ashok Singhal, dated September 15, 2010 (60)
(d)(40)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Peter Slocum, dated September 15, 2010 (61)
(d)(41)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Rusty Walther, dated September 15, 2010 (62)
(d)(42)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randall Weigel, dated September 15, 2010 (63)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(2)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(3)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(4)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(5)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(6)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on August 23, 2010

(7)
Incorporated herein by reference to the Schedule TO-C filed by HP on August 23, 2010

(8)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(9)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(10)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(11)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(12)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(13)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(14)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(15)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(16)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(17)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(18)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(19)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(20)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(21)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(22)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(23)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(24)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(25)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(26)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(27)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(28)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(29)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(30)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(31)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(32)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(33)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(34)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(35)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(36)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(37)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(38)
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by 3PAR on September 2, 2010

(39)
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by 3PAR on September 2, 2010

(40)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(41)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(42)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(43)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(44)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(45)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(46)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(47)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(48)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(49)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(50)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(51)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(52)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(53)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(54)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(55)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(56)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(57)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(58)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(59)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(60)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(61)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(62)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

(63)
Incorporated herein by reference to the Amendment No. 5 to Schedule TO-T filed by HP on September 22, 2010

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX